

Selina

Q1 2023
Earnings

Forward-Looking Statements and Non-IFRS Measures

This presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as "may," "should," "expect," "intend," "will," "estimate," "anticipate," "believe," "predict," "potential," or "continue," or the negatives of these terms or variations of them or similar terminology. In particular, statements in this presentation regarding the size of our potential market, and the likelihood that our products will be accepting to our target customers, our beliefs regarding the efficiency of our business model, our continued ability to scale, our ability to leverage our scaled infrastructure into product offerings, our ability to achieve specific revenue growth, and our path to profitability and positive Adjusted EBITDA and operating cash flow. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associated with operating a significant portion of our business outside of the United States; risks associated with our ESG and sustainability initiatives and activities, including efforts to reduce single-plastic use consumption and efforts to measure GHG emissions and reduce carbon footprint, and our ability to achieve any specific outcome and/or within a certain timeframe; failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards relative to ESG concerns; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of the ongoing COVID-19 pandemic, including future variants and further governmental and other restrictions (including travel restrictions) resulting therefrom; and other risks and uncertainties described under the heading "Risk Factors" contained in the Annual Report on Form 20-F that we filed on April 23, 2023 and any subsequent amendments thereto. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

This presentation includes EBITDA, Adjusted EBITDA and Free Cash Flow Before Debt Service or FCF, which are not prepared in accordance with the International Financing Reporting Standards ("IFRS") issued by the International Accounting Standards Board. We believe that these non-IFRS financial measures provide useful information to investors about our business and financial performance, including the cash available for future investment activities, enhance their overall understanding of our past performance and future prospects, and allow for greater transparency with respect to metrics used by our management in its financial and operational decision making. We are presenting these non-IFRS financial measures to assist investors in seeing our business and financial performance through the eyes of management, and because management believes that these non-IFRS financial measures provide an additional tool for investors to use in comparing results of operations of our business over multiple periods with other companies in our industry. There are limitations related to the use of these non-IFRS financial measures and other companies may calculate non-IFRS financial measures differently or may use other measures to calculate their financial performance, and therefore, our non-IFRS financial measures may not be directly comparable to similarly titled measures of other companies. Thus, these non-IFRS financial measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to any measures derived in accordance with IFRS. Our investors and others are encouraged not to rely on any single financial measure, including EBITDA, Adjusted EBITDA and Free Cash Flow Before Debt Service. EBITDA is defined as IFRS net profit (loss) excluding impact of income taxes, net interest expense (finance income and costs), and depreciation and amortization. Adjusted EBITDA is defined as EBITDA, excluding (i) non-operating income (expense), such as gain on net monetary position, share of profit/(loss) in associates, other non-operating income / (expense), and income from COVID-related concessions, (ii) impairment losses, (iii) non-cash stock-based compensation expense, (iv) non-recurring public company readiness costs, and (v) provision for tax risks that are non-income tax related. By applying IFRS 16, the impact of leases to our profit or loss statements is reflected as "depreciation expense on right-of-use assets" and "interest expense on lease liabilities" included within Finance Costs; the lease accounting does not impact EBITDA. Free Cash Flow before Debt Service is defined as Operating Cash Flow, minus (i) repayment of lease liabilities; and (ii) net cash used in investing activities; plus (iii) non-recurring SPAC transaction related payments; and (iv) proceeds from partner loans, to reflect only Selina out-of pocket capital expenditures. Free Cash Flow before Debt Service does not include i) repayment of partner loans (including interest payments) and ii) proceeds or repayment of any other loans (including interest payments), convertible loans, or any capital raising costs. Our investors and others are also encouraged to review the related IFRS financial measures and the reconciliation of EBITDA, Adjusted EBITDA and Free Cash Flow Before Debt Service to their most directly comparable IFRS financial measures.



Key Highlights & Business Update

Executive Summary

1. We continue to be guided by three strategic imperatives: **driving cash flow**, executing a **path to profitability,** and **building the brand,** on the back of **positive operational momentum in Q1,** consistent with our expectations

2. We have **launched a Labor Restructuring Plan** involving **over 350 FTEs** between unit-level and corporate with **expected annual payroll savings of $5.8m** and one-time restructuring costs of approximately $1.0m. The restructuring is expected to be completed **by the end of Q3 2023**

3. We are also **focused on stabilizing** our **existing portfolio while exiting underperforming locations. We decided to close five properties**, which contributed $2.8m of the $6.7m 2022 unit-level operating loss, **and we expect the closings will be completed by the end of Q3 2023**

4. We have **secured agreements for strategic investments totaling up to $50m,** including **$10m in June** with a further conditional **$40m possible in Q3 2023 or thereafter.** Separately, **we also drew down on $10m from our IDB** credit facility on May 31st

5. We intend to continue to **improve Selina's capitalization** through **restructuring of existing debt and lease liabilities in order to reduce cash burden**

Q1 2023 Highlights

Continued Revenue Growth


Selina Chelsea, NYC

Revenue

$54.2m

31.6% y-o-y improvement vs Q1 2022

GOP Margin

$24.6%

GOP of $13.1m - Improvement from 22.3% margin in Q1 2022

Significant Operational Enhancements

Occupancy

56.9%

Up from 45.2% in Q1 2022

TRevPABs[1]

$7,056

3.4% y-o-y improvement


Selina Granada, Nicaragua

1. Defined as total annualized revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the average of total number of open bedspaces at the beginning and end of that period.

Path to Profitability Update

Initiatives	Year-to-Date Progress	Targets for Ongoing Initiatives
Topline	• Total revenue of $54.2m, **up 32% YoY and 7% vs Q4 '22** • Occupancy of **56.9% in Q1'23 vs 45.2% in Q1 '22 and 49.4% in Q4 '22** • **Rolled out new Revenue management system** (Duetto) - Implemented in 3 locations with **8% YoY increase in ADR and 16% YoY increase in room revenue** • **Set up 8 regional Commercial hubs** that will allow us to further penetrate local markets and increase B2B sales (B2B represented **13% of rooms revenue in Q1 '23**)	• Focus on **CoLive program** to **fill low season** – **loyal following** with >40% of sales from returning bookers • **Deeper B2B penetration** in countries with local sales teams and weekly controls put in place • Expect to **rollout Duetto** in another 18 high demand urban locations in Q2/Q3 • Pilot an **upsell mechanism for F&B products** through our online platforms
Operational Excellence	• **GOP Margin increased** to 25% in Q1 '23, up from 22% in Q1 '22 and 17% in Q4 '22 • **Reduced corporate overhead** as a % of revenues to 18.4% in Q1 '23, significant improvement from 21.3% in Q1 '22 • Restructured F&B with the **externalization of F&B businesses** and **deployment of external venue managers** (21 new VMs hired in 2023 through May) • **1.4% margin improvement in F&B GOP** for Q1'23 vs Q1'22 • **Increased proportion of bookings done through Web & App** from 31.5% in FY '22 to 34.1% in Q1 '23	• **Immediately reduce corporate overhead** by $1.5m monthly through labor cuts and **continue to decrease as a percentage of revenue** going forward • Immediately implement **unit-level labor reductions** (15% headcount reductions and $800k monthly cash burn reduction) with a target to **reduce total unit-level labor from 27% of revenue in Q1 '23 to 21-24% by Q3 '23** • **Shift accountability of F&B businesses to local third party partners or "Venue Managers"** (partners of Selina who operate as owners of the F&B businesses and hence are incentivized by performance) – expect to shift entire portfolio to this ownership strategy by end of 2023

Path to Profitability Update

Initiatives	Year-to-Date Progress	Targets for Ongoing Initiatives
Disciplined Growth	• Reduced pace of growth; **no new openings in Q1 2023** • **No new locations signed** during this period • **Two new locations opened in April** (Dakhla, Morocco and Alaya, Israel)	• **Expansion** efforts primarily **focused on existing locations** (**12 expansions are currently in progress** with **480 keys to be added in total** between 2023 and 2024) • **Growth is targeted in existing high-performing countries/markets** (another 8 locations in expansion pipeline, 5 of which are in Central/South America)
Portfolio Management	• **Decided to close 5 properties** in the US, Mexico, Austria, Costa Rica and Greece which **contributed $2.8m of the $6.7m 2022 unit-level operating loss** –expect to fully exit by end of Q3 2023 – with estimated early termination penalty of $200k • Significantly **curtailed rent payments through abatements and deferrals; reduced cash outflows by $1.4m** in Q1 '23	• Currently considering the **closing of several additional locations** by the end of the year • **Continue with selective and minimal Selina funded CAPEX** • Explore a **shift to franchise models** in some identified regions, and **management contracts (vs. leases)** in others in order to further **de-risk the operation and reduce cash obligations**
Balance Sheet / Financing	• **Closed on funding of up to $50m with initial tranche of $10m;** a first step in a broader effort to recapitalize the company • **Drew additional $10m** through IDB loan facility • Announced **restructuring of ~$10.1m of liability with key joint venture partner** • **Equitized $1.1m of other liabilities**	• **Complete funding conditions for second tranche of the GUS transaction** which will lead to an influx of new capital • **Continue lease renegotiations** with goal of reducing cash outflow by ~$800k per month • **Continue loan renegotiations** in order to restructure balance sheet with goal to **reduce debt service costs by up to ~50%** • Ongoing evaluations of **asset dispositions**

Global University Systems (GUS) Deal Recap

Headline Deal Terms[1]

- **Tranche 1: $10m** convertible loan funded immediately
- **Tranche 2: up to $20m,** contingent upon Selina securing an additional $20m in PIPE investment from other investors and the satisfaction of other funding conditions, via an additional $10m in PIPE with the remaining $10m to be invested through a PIPE, convertible debt or mix of the two
- **Tranche 3: optional $20m** in the form of PIPE financing, convertible debt or a mix of the two

PIPE

Share Price	10% discount to lower of average share price on 5 days prior to closing or last 5 trading days of May
Warrants	For every share purchased, 50% warrants will be issued 5 year exercise period / strike at $1.50 per share

Convertible Loan Notes

Term	5 years
Coupon	6% PIK payable in cash or equity at maturity (share price: $1.50) + 6% payable in cash[2]
Conversion	Convertible into equity of Selina at $1.50 per share, or convertible into share capital of Remote Year
Warrants	For every share underlying, 100% warrants will be issued 5 year exercise period / strike at $1.50 per share

Global University Systems Overview

- **Global University Systems** (GUS) is a **prominent international network of higher education institutions**
- **Diverse portfolio of educational networks** across six countries (UK, Germany, Canada, Ireland, Israel, and Singapore)
- GUS offers **flexible study options**, including online and blended learning, with a **community of over 18 million students and alumni worldwide**
- GUS itself is home to a vibrant and **diverse community of over 100,000 active degree students** from 150 nationalities on average per year

Potential Partnership with Selina

- This **presents an extraordinary opportunity to expand Selina's uses** for educational purposes, with **Selina's expansive network of properties** across 24 countries expected to **serve as global educational hubs for GUS**
- We have also agreed to undertake in good faith **negotiations for a JV agreement or other collaboration between GUS and Selina**
- This will **enable Selina to integrate into the educational sector, enhancing the guest experience**, and can potentially open up new avenues for GUS to run programs
- Relationship will **provide a rich and diverse experience for GUS's students**, priming them to become the next generation of digital nomads and remote workers

1. See 6K for additional details.
2. Payment could be fully PIK subject to certain pre-defined conditions.

Key Transaction Considerations

As part of the strategic fundraise transaction, Selina has agreed with GUS to continue its cost reduction and liability management plans to help us achieve our path to profitability and positive Free Cash Flow. The following are some of the key covenants in the convertible note entered into with GUS.

Overhead Reduction	Selina will be required to use its best efforts to reduce its corporate overhead expenses to an aggregate annual amount of $26m for each of the 2023 and 2024 financial years, subject to a budget to be agreed with GUS – This represents an annualized corporate overhead savings of $13.0m vs current run rate[1].
Rent Reduction	Selina will be required to use its best efforts to reduce its rent liabilities by at least $800k per month, which represents annualized savings of $9.6m, through lease terminations, rent abatements, long term rent deferrals and restructurings to other types of agreements like management agreements.
Debt Service and Leverage Reduction	Selina will be required to use its best efforts to cap its 2023 and 2024 debt service payments under certain identified loans to $27m and $20m, which respectively represents a 51% and 37% reduction[2] vs full year obligations. Savings may be obtained through converting cash interest to PIK interest, equitizing debt and other restructuring initiatives.
Restrictions on Payment of Accrued Liabilities	For certain accrued liabilities of the Company and its subsidiaries, the Company will be required to limit its payment of such amount to (i) 4% of the cash raised from the first $40 million of fundraising, and (ii) starting in July 2023, an average of $500,000 per month or 15% of consolidated unlevered Free Cash Flow of the Company, if any, quarterly.
Governance	GUS has the right to appoint two new members to Selina's board of directors, including one independent director, to help ensure that the Company's strategic objectives are being implemented.
Expansion Restriction	Any expansion into a new country or signing a lease for a new hotel in a country having a negative Unit Level Operating Profit during the most recently completed fiscal quarter shall require the approval of a majority of the Company's Board, including one of the designated directors of GUS.

1. Q1 2023 corporate overhead costs of $9.8m ($39.0m annualized run rate).
2. Full year debt service obligations of $55.3m in 2023 and $31.8m in 2024.


Selina
SOU
NEGRO

Financials

We have Consistently Increased our Revenue

- Revenue growth continues to be driven primarily by strong increase in same store[1] performance
- On a same store basis[1], Q1 '23 revenue increased **18%** to $45.1 million for the properties operated in both periods

Total Revenue
($m)



+32%
$41.2
$45.3
$46.7
$50.8
$54.2
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023

1. Same store results refers to the performance of properties operating for the entire comparable periods.

Improvement in Top-line Metrics

- Opportunity to continue improving occupancy rates via hotel stabilizing/maturing and driving organic bookings
- Continued improvement in occupancy rates despite drag from significant new openings in 2022 which generally take 18-24 months to mature

Occupancy Rate


45.2%
49.4%
56.9%
Q1 2022
Q4 2022
Q1 2023

Total Annualized Revenue Per Bedspace[1]


$6,825
$6,687
$7,056
Q1 2022
Q4 2022
Q1 2023

1.Defined as total annualized revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the average of total number of open bedspaces at the beginning and end of that period.

Driving Improvements in Unit-level Economics

Gross Operating Profit Margin



22.2%
24.6%
FY 2022
Q1 2023

- **GOP positive in Q1'23 in all regions**, with significant improvement vs FY 2022, with the exception of Israel and Europe & Africa (coming from UK)
- We have been working recently on **many changes in Israel & UK**, and expect to see **improved performance in Q2**
- **GOP improvement in the U.S**. with focus now on rent negotiations to drive bottom line improvements
- Overall **GOP improvements** driven by **unit-level labor efficiencies and OPEX reduction**
- **Unit level operating loss (after rent) has improved** and getting closer to break-even, despite rent increasing to 23.1% of revenue in Q1 '23 vs 22.6% in FY '22

Gross Operating Profit Margin by Region

Region	FY 2022	Q1 2023	Absolute Change
Mexico	25.1%	25.3%	0.1%
South America	27.2%	32.7%	5.6%
North America	11.5%	24.0%	12.5%
Central America	22.4%	32.8%	10.5%
Europe & Africa	19.3%	2.7%	(16.7%)[1]
Israel	9.4%	2.9%	(6.5%)[1]
APAC	16.2%	38.8%	22.6%
All Locations	**22.2%**	**24.6%**	**2.4%**

Unit-level Operating Profit / Loss Margin



(3.8%)
(1.8%)
FY 2022
Q1 2023

Note: All metrics are based on Operative Locations for the Period.

1. Europe and Israel performance in April and May was better than same period last year and significantly improved vs Q1 results.

U.S. Turnaround Case Study

2022 was a challenging year for Selina in the U.S., with newly opened locations underperforming our broader portfolio. Management has been focused over the past year on improving performance through key initiatives. Despite the improved operating performance, we are still working to renegotiate certain lease terms in order to provide a more sustainable business in the country.

1 Driving Topline

- **Increased occupancy** (40% in Q1'22 vs 64% Q1 '23) through key marketing initiatives (focus on B2B sales)
- **Negotiated full booking of Chicago property** (from 14.5% occupancy in Q1 '22 to 91.2% in Q1 '23)

2 Profitability Improvements

- High **reduction in payroll** and **other operating expenses** – with both categories representing $868k in total savings in Q1 '23 vs Q1 '22

3 F&B Excellence

- **Took over management** of Chelsea (New York) F&B location which had contributed $1.2m to losses in 2022
- Hired **Venue Managers** in Miami and New Orleans to focus on improving offering

U.S.[1] GOP Bridge Q1'22 - Q1'23[2]



173
(21)
64
(16)
1
142
547
321
1,210
Q1'22
Bed rates
Occupancy
Rooms
Food & Beverage
Experience
Revenue
Cost of sales
Payroll
Other op. Exp.
Q1'23

Selina

1. Does not include Washington DC as the location is being closed this year.
2. Green denotes a positive impact on GOP for Q1 '23 vs Q1 '22 and red denotes a negative impact.

F&B Segment Improvement Focus

Historically, F&B has faced challenges in performance, with a F&B GOP margin of (16%) in FY '22, (7%) in Q1 '22 and (6%) in Q1 '23. We are committed to improving top-line revenue and profitability within this segment -- here are the key initiatives being implemented across all locations to drive this improvement.

F&B Leadership	• **Implementing partnership/co-ownership model** with venue managers incentivized by a percentage of revenue based on business performance • Engaging **entrepreneurial venue manager companies to invest in and manage our spaces** using our brands or co-created brands • *Success stories*: Grupo Maito in Panama, started by operating our rooftop in Panama city with "Tacos La Neta" and today operates 4 other venues in Panama and one in Colombia. Somethings, our operator in Greece, who invested in our rooftop refurbishment in Athens today operates 4 locations in Greece. Both successful partnerships have demonstrated significant revenue growth
Branding & Marketing	• **Collaborating with country-level PR/marketing companies** for increased online visibility and engagement • Enhancing location communication and visibility through menus, boards, and posters
Product Focused & Technology	• **Analyzing performance data regularly** to identify improvement opportunities and take action accordingly • Piloting an **upsell mechanism for F&B products** through our online platforms
Opening of Closed and New Venues	• **Successfully reopened 14 of our US & EMEA locations** in Q1/Q2 ahead of the upcoming high season • Reinforcing our F&B brands and driving top-line with the **opening of new venues** (currently 31 new F&B venues in the process of being opened)
Finance, Consistency & Quality F&B Control	• Utilizing an **online smart scheduling sheet** to align team size and level with budget, allowing for efficient labor cost management • Enabling **regional finance controllers** to monitor and control new hires based on location revenue growth or replacement needs • **Reinforcing and monitoring implementation of our brand promise** to ensure adherence to standards

2022 & Q1 2023 Performance by Opening Year

- Part of our plan involve strategic capital investment in hotels to help achieve >35% GOP margin across the portfolio. A portion of the capital targets assets opened in 2020 and 2021 have had the least opportunity to stabilize in a normal environment
- Given our fixed cost base, increasing occupancy is part of our plans to increase profitability. As we invest in properties and see improvements in operations, these small improvements can meaningfully move our revenues

FY 2022 Summary

Properties opened in:	# Bedspaces	% of Total Portfolio	Average Occ.	Ann. Trev-PABs	GOP Margin
2018 & Before	6,897	23%	53%	$6,182	27%
2019	5,559	19%	50%	$6,526	28%
2020	6,849	23%	49%	$8,325	18%
2021	5,185	18%	37%	$4,696	8%
2022	5,110	17%	42%	$2,821	10%
Total Portfolio	**29,600[1]**	**-**	**48%**	**$6,547**	**22%**

Q1 2023 Summary

Properties opened in:	# Bedspaces	% of Total Portfolio	Average Occ.	Ann. Trev-PABs	GOP Margin
2018 & Before	6,897	23%	64%	$7,771	33%
2019	5,559	19%	57%	$7,019	26%
2020	6,849	23%	57%	$9,175	21%
2021	5,185	18%	52%	$5,578	23%
2022	5,110	17%	51%	$6,721	15%
Total Portfolio	**29,600[2]**	**-**	**57%**	**$7,056**	**25%**

1. Includes fully operational bedspaces and openings in process as of Dec, 31 2022.
2. Includes fully operational bedspaces and openings in process as of Mar, 31 2023.

Breakdown of Free Cash Flow Before Debt Service[1]

Free Cash Flow before Debt Service Q1 2023


No further Selina funded growth CAPEX expected for the rest of the year
1
($0.7m)
($5.3m) in Q1 '22
$6.0m
One-time legal, consulting, auditing and advisory fees
2
($13.8m)
3
~$4.1m of net capital spend in Q1 2023
($4.5m)
$0.4m
($12.6m)
4
($14.3m) in Q1 '22
Net cash used in operating activities
Non-recurring SPAC transaction related payments
Repayment on lease liabilities
Net cash used in investing activities
Proceeds from partner loans
Free Cash Flow before Debt Service

Key Considerations

1. Very close to our FY target of positive operating cash flow, and **improvement of $4.6m vs Q1 '22**
2. Slightly higher than Q1 '22 as the portfolio grew, but benefited from rent negotiations during that we expect to continue
3. Although we received only $0.4m from partner loans in Q1 '23, a large portion of the loans collected in '22 were not spent last year and were used to fund this year's Q1 CAPEX
4. The Free Cash Flow in Q1 '23 represents a **$1.7m improvement** vs Q1 '22. FCF in Q1 2022 was positively impacted by an inflow from partner loans of $ 11.3 million. Excluding inflows from partner loans and related capex spend, FCF totaled $(8.5)million in Q1 2023 vs $(16.9) million in Q1 2022

1. Free Cash Flow before Debt Service is defined as Operating Cash Flow, minus (i) repayment of lease liabilities; and (ii) net cash used in investing activities; plus (iii) non-recurring SPAC transaction related payments; and (iv) proceeds from partner loans, to reflect only Selina out-of pocket capital expenditures. Free Cash Flow before Debt Service does not include i) repayment of partner loans (including interest payments) and ii) proceeds or repayment of any other loans (including interest payments), convertible loans, or any capital raising costs.



Additional Information

Adjusted EBITDA Reconciliation

	Three Months Ended March 31 (In millions of US$)	
	2023	2022
IFRS Net loss	**$(30.3)**	**$(38.3)**
Add (deduct):		
Income taxes…...	$0.3	$0.3
Finance income / (expense), net..................................	20.8	28.8
Share listing expense..	—	—
Depreciation and amortization.....................................	9.0	7.2
EBITDA	**$(0.2)**	**$(2.0)**
Non-operational income, net...	(1.3)	(0.9)
Impairments..	—	0.6
Non-Cash compensation expense................................	0.5	3.1
Non-recurring public company readiness costs.........	1.4	0.6
Provision for tax risks (non-income tax related)..........	—	—
Adjusted EBITDA	**$0.4**	**$1.4**

Free Cash Flow Before Debt Service Reconciliation

	Three Months Ended March 31, (In millions of US$)	
	2023	2022
Net cash used in operating activities	**$(0.7)**	**$(5.3)**
Add (deduct):		
Repayment on lease liabilities.......................................	$(13.8)	$(12.1)
Net cash used in investing activities	(4.5)	(8.7)
Non-recurring SPAC transaction related payments.........	6.0	0.5
Proceeds from partner loans...	0.4	11.3
Free Cash Flow before Debt Service	**$(12.6)**	**$(14.3)**

Consolidated Statements of Financial Position

ASSETS	At March 31, 2023 (unaudited)	At December 31, 2022
Current assets		
Cash	23,209	47,689
Trade and other receivables, net	11,043	10,543
Inventory	2,437	2,286
Assets held for sale	2,500	2,500
Other assets	19,604	16,681
Total current assets	**58,793**	**79,699**
Non-currents assets		
Property, equipment and furniture, net	112,809	111,330
Right of use assets	414,805	420,800
Intangible assets, net	6,790	6,424
Goodwill	543	548
Trade and other receivables, net	1,681	1,671
Investment in associates and joint ventures	3,398	3,336
Non-current financial assets	3,150	3,149
Security deposits	10,858	10,910
Other assets	370	424
Total non-current assets	**554,404**	**558,592**
Total assets	**613,197**	**638,291**
LIABILITIES AND EQUITY		
Current liabilities		
Trade payables and other liabilities	(84,417)	(81,526)
Loans payable	(36,408)	(37,678)
Convertible notes	(7,859)	(7,914)
Lease liabilities	(58,882)	(59,115)
Derivative financial liabilities	(1,216)	(1,216)
Warrants	(1,852)	(1,481)
Total current liabilities	**(190,634)**	**(188,930)**
Non-currents liabilities		
Loans payable, net of current portion	(101,086)	(97,996)
Convertible notes, net of current portion	(42,706)	(39,182)
Lease liabilities, net of current portion	(467,062)	(469,745)
Deferred tax liability	(325)	(329)
Employee payables	(7,302)	(6,852)
Total non-current liabilities	**(618,481)**	**(614,104)**
Total liabilities	**(809,115)**	**(803,034)**
Equity		
Common stock	(489)	(488)
Additional paid-in capital	(564,390)	(563,210)
Currency translation adjustment	3,226	1,452
Other reserves	799	552
Accumulated deficit	755,408	725,248
Total equity	**194,554**	**163,554**
Non-controlling interest	1,364	1,189
Total liabilities and equity	**(613,197)**	**(638,291)**

Consolidated Statements of Profit or Loss

	Three Months Ended March 31	
	2023	2022
Revenue		
Rooms	32,335	22,969
Food & beverage	15,047	12,288
Other, net	6,867	5,927
Total revenue	54,249	41,184
Costs and expenses		
Cost of sales	(6,773)	(4,267)
Payroll and employee expenses	(23,409)	(21,659)
Insurance, utilities and other property maintenance costs	(11,724)	(8,262)
Legal, marketing, IT and other operating expenses	(13,890)	(10,467)
Depreciation and amortization	(8,982)	(7,211)
Total cost and expenses	(64,778)	(51,866)
Loss from operations activity before impairment and government grants	**(10,529)**	**(10,682)**
Impairment and write-off of non-current assets	—	(565)
Government grants	—	1,241
Loss from operations activity	(10,529)	(10,006)
Finance income	2	27
Finance costs	(20,755)	(28,848)
Gain on net monetary position	1,252	944
Share of profit / (loss) in associates	—	14
Other non-operating income / (expense), net	3	(106)
Loss before income taxes	**(30,027)**	**(37,975)**
Income tax expense	(306)	(300)
Net loss	**(30,333)**	**(38,275)**
Loss attributable to:		
Equity holders of the parent	(30,159)	(37,886)
Non-controlling interest	(174)	(389)
Earnings per share		
Basic and diluted, loss for the year attributable to equity holders of the parent	$ (0.31)	$ (0.87)

Consolidated Statements of Cash Flows

	Three Months Ended March 31	
	2023	2022
Cash flow from operating activities:		
Loss for the year	(30,333)	(38,275)
Adjustments to reconcile net loss to operating cash flows:		
Depreciation and amortization expense	8,982	7,211
Share-based compensation expense	521	2,234
Share of loss in associates	—	(14)
Impairment and write off of non-current assets	—	565
Gain on net monetary position	(1,252)	(944)
Finance costs	20,755	28,847
Finance income	(2)	(27)
Income tax expense charged	306	300
Changes in working capital	372	(5,202)
Net cash used in operating activities	**(651)**	**(5,305)**
Cash flow from investing activities:		
Investments in financial assets	—	—
Purchases of property, equipment and furniture	(4,053)	(8,056)
Security deposits (paid) / returned	51	(172)
Purchases of intangible assets	(540)	(452)
Proceeds from sales of property, equipment and furniture	—	—
Acquisition of business, net of cash acquired	—	—
Net cash used in investing activities	**(4,542)**	**(8,680)**
Cash flow from financing activities:		
Proceeds from loans	2,698	23,184
Convertible note proceeds	—	—
Repayment of loans	(2,514)	(2,060)
Interest paid	(2,869)	(2,549)
Repayment of lease liabilities	(13,775)	(12,051)
Exercises of share options	—	—
Costs of equity raise	(200)	—
Capital contributions	—	—
Net cash provided by financing activities	**(16,660)**	**6,524**
Effect of changes in exchange rates on cash & cash equivalents	**(2,627)**	—
Change in cash and cash equivalents during the period	**(24,480)**	**(7,461)**
Cash and cash equivalents at start of period	**47,689**	**21,943**
Cash and cash equivalents at end of period	**23,209**	**14,482**

Segment Reporting

Segment Reporting for the quarter ended March 31, 2023 (unaudited)

(In thousands of US$)

	Mexico	South America	North America	Central America	Europe & Africa	Israel	APAC	Operative Locations	Content Brands	Adjustments	Total Consolidated
Rooms											
Revenue	4,740	8,240	3,811	6,400	3,793	3,780	1,973	32,737	—	(402)	32,335
Gross Operating Profit / (Loss)	**2,053**	**3,728**	**1,344**	**3,009**	**404**	**207**	**912**	**11,657**	—	**(163)**	**11,494**
Food & Beverage											
Revenue	3,350	3,563	834	3,955	1,645	1,579	581	15,507	—	(460)	15,047
Gross Operating Profit / (Loss)	**(319)**	**82**	**(337)**	**350**	**(427)**	**(246)**	**(5)**	**(903)**	—	**(67)**	**(969)**
Other											
Revenue	866	957	166	1,916	366	311	290	4,872	2,746	(751)	6,867
Gross Operating Profit / (Loss)	**531**	**365**	**148**	**672**	**178**	**207**	**197**	**2,299**	**(310)**	**(129)**	**1,859**
All Selina products											
Revenue	8,956	12,760	4,811	12,271	5,804	5,671	2,844	53,115	2,746	(1,612)	54,249
Gross Operating Profit / (Loss)	**2,265**	**4,176**	**1,155**	**4,031**	**155**	**167**	**1,104**	**13,053**	**(310)**	**(359)**	**12,384**
Unit Level EBITDAR	**1,988**	**3,782**	**650**	**3,953**	**(31)**	**(158)**	**1,122**	**11,305**	**(310)**	**(359)**	**10,637**
Rent	(1,838)	(2,628)	(2,176)	(1,270)	(2,507)	(1,376)	(458)	(12,253)	—	—	(12,253)
Unit-Level Operating Profit / (Loss)	**150**	**1,153**	**(1,526)**	**2,683**	**(2,538)**	**(1,533)**	**664**	**(947)**	**(310)**	**(359)**	**(1,616)**
Rent add-back											12,253
Pre-opening Expenses											(533)
Corporate Overhead											(9,752)
Non-Cash compensation expense											(521)
Non-recurring public company readiness cost											(1,375)
Depreciation and amortization											(8,982)
Finance income / (expense), net											(20,753)
Non operational income											1,252
Income Tax											(306)
Net Operating Income/(Loss)											**(30,333)**

Financial Results and Definitions

Preliminary Financial Results

The preliminary financial results described herein are unaudited, based upon estimates, and subject to adjustment based on the completion of the Company's year-end financial closing procedures. The preliminary financial results have been prepared by management solely on the basis of currently available information. The estimates do not represent, and are not a substitute for, a comprehensive statement of the Company's financial results for the periods presented, and the Company's actual results may differ from the estimates as a result of final adjustments, the completion of financial closing procedures, including the annual year-end independent audit review, and other developments after the date of this release. The Company expects to report its full fourth quarter and fiscal year 2022 financial results prior to April 30, 2023.

Definitions

Management uses a number of operating and financial metrics, including the following key business metrics, to evaluate Selina's business, measure Selina's performance, identify trends affecting Selina's business, formulate financial projections and business plans, and make strategic decisions. Management regularly reviews and may adjust Selina's processes for calculating Selina's internal metrics to improve their accuracy.

We define our **occupancy rate** as the number of beds sold divided by the total number of open beds, over any given period.

Open beds reflects the total number of beds in inventory at opened properties at the end of any given period. As our properties have the ability to convert rooms into different bed configurations, the total number of open beds may fluctuate at any given location over any given period.

Average daily open beds is calculated as the total number of beds in inventory over any given period of time on a daily basis. This metric reflects Selina's daily accommodations capacity and is used in the calculation of occupancy rate.

We define **TRevPOB** as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the number of beds sold in that same period. This measure removes the impact of occupancy, as it reflects total revenue on a per occupied bed basis. Changes in this metric reflect the variability in our business arising from our ability to change room and bed configurations based on demand.

We define **TRevPOBs** as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the number of bedspaces sold in that same period. The number of bedspaces sold is determined by multiplying the occupancy rate for any given period by the average of the total number of open bedspaces at the beginning and end of that period. This measure removes the impact of occupancy, as it reflects total revenue on a per occupied bedspace basis.

Total revenue per bedspace is calculated as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the average of the total number of open bedspaces at the beginning and end of that period. Management views total revenue per bedspace as a useful measure of comparing performance between locations or cohorts over time, as well as providing an indication of future revenue potential as we continue to grow total bedspaces.

The number of **open bedspaces** reflects the total number of bedspaces at opened properties at the end of any given period. Bedspaces is a metric we use to measure the potential sleeping capacity of a given property. It is a static capacity measure, and not one reflecting actual capacity in a given period. Every 5.5m^2 of accommodation (sleeping room) area in a property equals one bedspace. Our rooms are designed to be convertible into different modalities and with distinct bed configurations. We offer "Standard" accommodations with one double bed, "Twins" accommodations with two single beds, "Family" accommodations with space designed to accommodate up to four people, and "Community" accommodations with space designed to accommodate up to eight people. At the discretion of property managers, the double bed in a "Standard" accommodation can be replaced with a bunk bed for eight guests, for example. Accordingly, management views the number of bedspaces, instead of the number of physical beds, as the static measure of property capacity because it avoids potentially misleading fluctuations that would arise from the changing room configurations in any given property.

Gross Operating Profit (GOP) is defined as revenue less the direct expenses related to the sale and operation of Rooms, F&B and Other; specifically, cost of goods sold, labor costs, marketing and sales costs, and operating expenses such as laundry, cleaning, linen, contract services, programming expenses, operating supplies and equipment ("OS&E"), utilities, security, etc

Selina